                                                   Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES EXTENSION OF DRH EARLY CONSENT DEADLINE
April 21, 2017 – Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the "Company" or "Ocean Rig"), a global provider of offshore deepwater drilling services, today announced that it has agreed to extend the term of the early consent deadline under the restructuring support agreement dated March 23, 2017 (the "RSA") for holders of the senior secured notes (the "SSNs") issued by the Company's direct subsidiary, Drill Rigs Holdings Inc. ("DRH"), to accede to the RSA and receive a pro rata portion of the DRH early consent fee of $2.5 million. The DRH early consent fee deadline has been extended from April 21, 2017 to 5:00 pm (New York time) on April 25, 2017.  As previously announced, the Company has engaged Fearnley Securities AS (the "SSN Advisor") to solicit support for the scheme of arrangement contemplated by DRH.  Extension of the DRH early consent deadline will allow holders of the SSNs additional time to consider entering into the RSA and to participate in the early consent fee.
As a result, holders of the SSNs who agree to be bound to the terms of the RSA in the manner specified therein by no later than 5:00 pm (New York time) on April 25, 2017 shall be entitled to a pro rata share (allocated in accordance with the amount of the senior secured notes held by each consenting holder) of an early consent fee of $2.5 million.
Additional Information
Ocean Rig has retained Prime Clerk LLC as the Information Agent for the purposes of the Restructuring. Copies of the RSA and further information on the Ocean Rig group can be obtained from Prime Clerk LLC:
Email:	oceanrigteam@primeclerk.com
Telephone:	(855) 631-5346 (United States and Canada toll-free) (917) 460-0913 (international)

Mailing Address:	Ocean Rig Processing c/o Prime Clerk LLC 830 Third Avenue, 3rd Floor New York, NY 10022

In the course of negotiating the RSA, the Company and its advisors made available certain information regarding its business plan and financial restructuring proposal to its creditors. The Company has made a copy of this presentation available on its website at www.ocean-rig.com under the Investor Relations section.
Joint provisional liquidators (the "JPLs") were appointed in relation to each of the Company, its subsidiaries Drillships Finaincing Holding Inc., Drillships Ocean Ventures Inc. and DRH, on March 27, 2017. Contact details for the JPLs are as follows:
Eleanor G. Fisher of AlixPartners (Cayman) Limited
38 Market Street
2nd Floor, Suite 4208
Camana Bay, Grand Cayman
KY1-9006
Cayman Islands
Email: EFisher@alixpartners.ky
Simon Appell, of AlixPartners Services UK LLP
6 New Street Square
London EC4A 3BF
United Kingdom
Email: Sappell@alixpartners.com
Contact details for the SSN Advisor are as follows:
Øystein Leivestad, of Fearnley Securities' AS
Grev Wedels plass 9
0107 Oslo
Norway
Tel: +47 93 88 23 03
Email: ole@fearnleys.no
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
 E-mail: oceanrig@capitallink.com